MY TRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED
2007 APR 20 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 April 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corpora[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

07022762

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 17th of April 2007, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
APR 24 2007
THOMSON FINANCIAL

dw 4/23

J:Grpsec-15-07-0801-001-SEC-3-070417

MYTGroupLet0001

RECEIVED

2007 APR 20 A 9:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   MyTravel Group plc

2. **Reason for the notification** (place an X inside the appropriate bracket/s)
   An acquisition or disposal of voting rights: (x)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation:**
   Pardus Capital Management LLC
   Mr Karim Samii

4. **Full name of shareholder(s)** (if different from 3.) :
   (1)Goldman Sachs International, as custodian in the name and for the benefit of Pardus European Special Opportunities Master Fund L.P. (the "Fund"), holds 45,500,000 shares of MyTravel Group plc (the "Company").

   (2)Morgan Stanley & Co., as custodian in the name and for the benefit of the Fund, holds 10,500,000 shares of the Company

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   On 13 April 2007, the 12% threshold was crossed when the Fund purchased an additional 500,000 shares of the Company.

6. **Date on which issuer notified:**
   16 April 2007

7. **Threshold(s) that is/are crossed or reached:**
   12%

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights

Ordinary shares of 30p each	55,500,000

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
			56,000,000		12.09%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
56,000,000	12.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Prior to 13 April 2007, the fund was the beneficial owner of 55,500,000 Ordinary Shares of 30p each ("Company Shares") in the capital of the Company. As a result of the acquisition referred to above, the Fund is at the date of this notice the beneficial owner of 56,000,000 Company Shares in aggregate. 45,500,000

Company Shares are held by Goldman Sachs International as custodian for the Fund and 10,500,000 Company Shares are held by Morgan Stanley & Co. as custodian for the Fund.

Pardus Capital Management L.P. ("The Manager") serves as the investment manager of the Fund and possesses sole power at its discretion to vote and direct the disposition of all Company Shares held by the Fund.

The Manager is a controlled undertaking of Pardus Capital Management LLC, its general partner ("PCM LLC"). PCM LLC is controlled within the meaning of DTR 5.2.1 by Mr Karim Samii, its sole member.

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Hamid Zanganeh

15. Contact telephone number:
+1 212 719 7568

Name and signature of authorised company official responsible for making this notification:
Mike Vaux, Assistant Company Secretary

Date of notification – 16 April 2007

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU
TELEPHONE: +44 (0)20 7367 1600 FACSIMILE: +44 (0)20 7367 1650

FAX COVER SHEET

FROM: Patrick Scott

DATE: April 16, 2007

RETURN FAX NUMBER: 020 7367 1657

TOTAL NUMBER OF PAGES: (Including Cover Sheet)

NAME	FIRM/COMPANY	FAX NO. (LIST ALT. WHERE POSSIBLE)	TIME SENT
Company Secretary	MyTravel Group plc	01706 742 117	

If transmission is incomplete, please call +44 (0)20 7367 1600 immediately.

COMMENTS:

Please see the attached.

<u>IRS Circular 230 disclosure</u>: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this document is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter that is contained in this document.

Doc #:LN1:19116.1

ALDER CASTLE, 10 NOBLE STREET
TELEPHONE 44 (0) 20 7367 1600

LONDON EC2V 7JU
FACSIMILE 44 (0) 20 7367 1650

1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

FUKOKU SEIMEI BUILDING
2-2, UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO.7 DONG SANHUAN ZHONGLU
CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

April 16, 2007

By facsimile 0170 674 2117

MyTravel Group Plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire OL11 1SA
Attention: Company Secretary

Notification of Major Interests in Shares

Dear Sir:

On behalf of our client, Pardus European Special Opportunities Fund L.P., a Cayman Islands limited partnership (the "Pardus Fund"), enclosed please find a TR-1 Notification of Major Interests in Shares in connection with the Pardus Fund's purchase of shares of MyTravel Group Plc on the 13th April 2007. The attached notice is being submitted in accordance with DTR 5 of the Disclosure and Transparency Rules.

Please note that any correspondence regarding the Pardus Fund should also be sent to c/o Pardus Capital Management L.P. at 1001 Avenue of the Americas, Suite 1100, New York, NY 10018.

If you have any questions or need further information, please do not hesitate to contact me at (020)7 367 1607.

Sincerely,

Patrick C. Scott

Enclosure

cc: Joseph R. Thornton
Karim Samii
Hamid Zanganeh

David K. Lakhdhir

Doc #:LN1:19112.1

FSA

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MyTravel Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):__________	☐

3. Full name of person(s) subject to the notification obligation:	Pardus Capital Management LLC Mr Karim Samii
4. Full name of shareholder(s) (if different from 3.):	Shares are held as follows: (1) Goldman Sachs International, as custodian in the name and for the benefit of Pardus European Special Opportunities Master Fund L.P. (the "Fund"), holds 45,500,000 shares of MyTravel Group plc (the "Company"). (2) Morgan Stanley & Co., as custodian in the name and for the benefit of the Fund, holds 10,500,000 shares of the Company.
5. Date of the transaction (and date on which the	On April 13, 2007, the 12%

threshold is crossed or reached if different):	threshold was crossed when the Fund purchased an additional 500,000 shares of the Company
6. Date on which issuer notified:	April 16, 2007
7. Threshold(s) that is/are crossed or reached:	12%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary shares of 30p each		55,500,000			56,000,000		12.09%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Not applicable				

Total (A+B)	
Number of voting rights	% of voting rights
56,000,000	12.09% ✓

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Prior to 13 April 2007, the Fund was the beneficial owner of 55,500,000 Ordinary Shares of 30p each ("Company Shares") in the capital of the Company. As a result of the acquisition referred to above, the Fund is at the date of this notice the beneficial owner of 56,000,000 Company Shares in aggregate. 45,500,000 Company Shares are held by Goldman Sachs International as custodian for the Fund and 10,500,000 Company Shares are held by Morgan Stanley & Co. as custodian for the Fund.

Pardus Capital Management L.P. ("the Manager") serves as the investment manager of the Fund and possesses sole power at its discretion to vote and direct the disposition of all Company Shares held by the Fund.

The Manager is a controlled undertaking of Pardus Capital Management LLC, its general partner ("PCM LLC"). PCM LLC is controlled within the meaning of DTR 5.2.1 by Mr Karim Samii, its sole member.

Proxy Voting:	
10. Name of the proxy holder:	Not applicable
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Hamid Zanganeh
15. Contact telephone number:	+1 212 719 7568

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Pardus Capital Management LLC, a Delaware limited liability company Mr Karim Samii
Contact address (registered office for legal entities)	1001 Avenue of the Americas Suite 1100 New York, NY 10018
Phone number	+1 212 719 7568
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	
Contact address	
Phone number	

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional Information
n/a

END